SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                             Commission File Number 1-1217

                  CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
             (Exact name of registrant as specified in its charter)

                                 4 Irving Place
                            New York, New York 10003
                                 (212) 460-4600
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              7 3/4% Quarterly Income Capital Securities, (Series A
                  Subordinated Deferrable Interest Debentures)
            (Title of each class of securities covered by this Form)

      7.35% Public Income NotES (7.35% Debentures, Series 1999 A) due 2039
      7.50% Public Income NotES (7.50% Debentures, Series 2001 A) due 2041
                $5 Cumulative Preferred Stock, without par value
           Cumulative Preferred Stock, 4.65% Series C ($100 par value)
       (Title of all other classes of securities for which a duty to file reports under section 13(a) and 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  _X_               Rule 12h-3(b)(1)(i)  ___
           Rule 12g-4(a)(1)(ii) ___               Rule 12h-3(b)(1)(ii) ___
           Rule 12g-4(a)(2)(i)  ___               Rule 12h-3(b)(2)(i)  ___
           Rule 12g-4(a)(2)(ii) ___               Rule 12h-3(b)(2)(ii) ___
                                                  Rule 15d-6           _X_

        Approximate number of holders of record as of the certification or notice record date: One.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Consolidated Edison Company of New York has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                         CONSOLIDATED EDISON COMPANY OF
                                        NEW YORK, INC.

                        By: /S/ Joan S. Freilich
                                Joan S. Freilich
                                Executive Vice President and
                                  Chief Financial Officer

Date:  January 14, 2003